SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                                P&F INDUSTRIES, INC.
           ---------------------------------------------------------------
                                (Name of Issuer)


                              CLASS A COMMON STOCK
          ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   692830508
          ---------------------------------------------------------------
                                 (CUSIP Number)

                             Warren G. Lichtenstein
                             Steel Partners II, L.P.
                        750 Lexington Avenue - 27th Floor
                            New York, New York  10022
                                   212/446-5217
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                            September 29, 1995
     -------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

     Check the following box if a fee is being paid with the statement |_|.






                               Page 1 of 9 pages


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|CUSIP NO. 692830508     |              | Page 2  of 9 pages    |
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_______________________________________________________________
1. | Name of Reporting Persons:
   |
   |      Steel Partners II, L.P.
   |
   |
___|__________________________________________________________
2. | Check the Appropriate Box if a Member of a Group
   |
   |           (a) [_]
   |           (b) [_]
   |
___|___________________________________________________________
3. | SEC Use Only
   |
   |
---------------------------------------------------------------
4. | Source of Funds
   |
   |           OO and WC
   |
   |
---------------------------------------------------------------
5. | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Items 2(d) or 2(e)
   |
   |           [_]
   |
---------------------------------------------------------------
6. | Citizenship or Place of Organization
   |
   |           Delaware
   |
   |
----------------------------------------------------------------
          | 7.
Number of |
Shares    |
Owned By  |
Each      |    435,000
Reporting |
Person    |
__________|
           ----------------------------------------------------
          | 8. Shared Voting Power
          |
          |     -0-
          |
           ----------------------------------------------------
Number of | 9. Sole Dispositive Power
Shares    |
Owned     |    435,000
By Each   |
Reporting |
Person    |
          -------------------------------------------------------




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|CUSIP NO. 692830508     |              | Page 3  of 9 pages    |
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------------------------------------------------------------------
          |10. Shared Dispositive Power
          |
          |    -0-
          |
------------------------------------------------------------------
11.| Aggregate Amount Beneficially owned by Reporting Persons
   |
   |      435,000
   |
----------------------------------------------------------------
12.| Check Box if the Aggregate Amount of Row (11) Excludes [__]
   | Certain Shares
   |
----------------------------------------------------------------
13.| Percent of Class Represented by Amount in Row (11)
   |
   |      14.9%
   |
----------------------------------------------------------------
14.| Type of Reporting Persons
   |
   |      PN
   |
   |
   |
------------------------------------------------------------------


































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|CUSIP NO. 692830508     |              | Page 4  of 9 pages    |
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                  STATEMENT FOR AMENDMENT NO. 5 TO SCHEDULE 13D
                  ---------------------------------------------

Item 1.  Security and Issuer.

          The class of equity securities to which this Statement relates is the Class A common stock of P&F Industries, Inc. a Delaware corporation (the "Issuer"), whose principal executive office is located at 300 Smith Street, Farmingdale, NY 11375.

Item 2.  Identity and Background.

          This statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"). For information regarding the background and identity of Steel Partners II, reference is made to its initial Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

          For the aggregate purchase price of, and the source of funds for, the 435,000 shares of Common Stock owned by Steel Partners II, reference is made to its initial filing on Schedule 13D and Amendment 3 thereto.

Item 4.  Purpose of Transaction.

          Item 4 is being amended to report that, on September 29, 1995, Steel wrote to the Issuer's Chairman to request a meeting to explore the possibility of taking the Company private with Management of the Issuer at a price of $4 per share. While Steel has neither sought nor arranged financing for such a transaction, it believes that, in light of the availability under the Issuer's line of credit together with the Issuer's financial condition, financing could be obtained. On October 2, 1995, the Chairman responded by informing Steel that the Issuer was not for sale, but that he would review any proposals Steel may have. Steel is in the process of preparing a proposal along the lines described above to submit to the Issuer's board.

          Other than as described above, Steel Partners II has no present plan or proposal with respect to the Issuer. It intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business affairs and financial position, the price levels of the Common Stock, the Rights Plan adopted by the Company, conditions in the securities markets and general economic and industry conditions, it may in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time, including, but not limited to, purchasing additional shares of Common Stock, selling some or all of its shares, requesting representation on the Issuer's board of directors or proposing a slate of nominees for election as directors at the Issuer's annual meeting, a special meeting of stockholders or otherwise.













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|CUSIP NO. 692830508     |              | Page 5  of 9 pages    |
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Item 5.  Interest in Securities of the Issuer.

          (a) The aggregate percentage of shares of Common Stock reported owned by Steel Partners II is based upon 2,928,867 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Company's Form 10-Q for the quarter ended June 30, 1995.

          As of the close of business on September 29, 1995, Steel Partners II owned 435,000 shares of Common Stock, constituting approximately 14.9% of the shares outstanding.

          (b) Steel Partners II has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Lichtenstein and Mr. Butler.

          (c) Steel Partners II has not engaged in any transactions in the shares of Common Stock of the Issuer during the past sixty days.

          (d) No person other than Steel Partners II has the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the Common Stock.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Agreement of Limited Partnership of Steel Partners II provides for the allocation of profits and losses from Steel Partner II's activities, including its investment in the Issuer, between the General Partner and the limited partners. A copy of the form of Agreement of Limited Partnership of Steel Partners II was filed as Exhibit 1 to its initial Schedule 13D.

          Except as set forth above in this Item 6, Steel Partners II has no contract, arrangement, understanding or relationship with respect to the Common Stock of the Issuer.




















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|CUSIP NO. 692830508     |              | Page 6  of 9 pages    |
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Item 7.  Material to be Filed as Exhibits.

          1. Form of Agreement of Limited Partnership of Steel Partners II. (Previously filed.)

          2. Letter dated November 15, 1993 from Steel Partners II to the Issuer. (Previously filed.)

          3. Letter dated June 6, 1994 from Steel Partners II to American Stock Transfer & Trust Co. (Previously filed.)

          4. Letter dated June 7, 1994 from the Issuer to ASTC. (Previously filed.)

          5. Letter dated June 14, 1994 from Steel's counsel to the Issuer. (Previously filed.)

          6. Letter dated January 26, 1995 from Steel Partners II to the Registrant. (Previously filed.)

          7. Letter dated September 29, 1995 from Steel Partners II to the Registrant. (Filed herewith.)

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  October 3, 1995            Steel Partners II, L.P.

                              By:  Steel Partners Associates, L.P.
                                   General Partner

                                   By:  Steel Partners, Ltd.
                                        General Partner

                                   By:  /s/ Warren G. Lichtenstein
                                      ----------------------------
                                        Warren G. Lichtenstein

















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|CUSIP NO. 692830508     |              | Page 7  of 9 pages    |
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                                  EXHIBIT INDEX

Exhibit No.         Description                   Page No.
-----------         -----------                   --------


    1          Form of Agreement of               Previously filed
               Limited Partnership,
               of Steel Partners II, L.P.


    2          Letter dated November 15, 1993     Previously filed
               from Steel Partners II to the
               Issuer.


    3          Letter dated June 6, 1994 from     Previously filed
               Steel Partners II to American
               Stock Transfer & Trust Co.


    4          Letter dated June 7, 1994 from     Previously filed
               the Issuer to ASTC.


    5          Letter dated June 14, 1994 from    Previously filed
               Steel's counsel to the Issuer.

    6          Letter dated January 25, 1995      Previously filed
               from Steel Partners to the Issuer.

    7          Letter dated September 29, 1995         8
               from Steel Partners II to the
               Registrant.